Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                         Date: December 13, 2000

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning the proposed transaction, the combination's expected accretiveness to Swift's earnings, Swift's post-merger market capitalization, expectations regarding public offerings of shares, expected synergies, and pro forma financial and other information. Such statements are based upon the current beliefs and expectations of Swift's and M.S. Carriers' management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Swift's and M.S. Carriers' results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

        The proposed transaction will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

         Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.
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         As  of  the  date  of  this   communication,   none  of  the  foregoing
participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common
stock  of  M.S.  Carriers.   Certain  employees  of  M.S.  Carriers,   including
participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.


        The following communications are filed herewith:

1. Letter to drivers and owner-operators of M.S. Carriers from Mike Starnes on December 12, 2000.

2. Communication to drivers and owner-operators of M.S. Carriers with frequently asked questions and answers on December 12, 2000.



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1.      Letter to drivers and owner-operators of M.S. Carriers from Mike Starnes on December 12, 2000.


Dear M.S. Carriers family members,

        For me, the decision to merge with Swift did not come quickly. It was a product of many hours of personal deliberation. This past week has been emotionally one of the toughest I have ever had to face. But looking back, I believe that our merger with Swift Transportation is the best possible decision that I could have made, and one that considers each of you that have worked so long and hard for M.S. Carriers.

        As most of you know, I started this company a little more than 20 years ago at my kitchen table. I had one truck, very little cash, a vision and a lot of driving ambition. Each of you has helped me to create something that few others could have ever accomplished. It should be obvious, this a very heart-felt and emotional time for me. That is mainly because you have done so much to make me proud of what we have accomplished in such a short period of time.

        Becoming a part of Swift is the right thing for all of us. It was the kind of opportunity that makes something much, much greater than simply the combination of the two companies. This was just an opportunity that I could not let pass us by.

        I need each and every driver today, more than ever before, because our business has increased. This combination will mean the new company will be the nation's largest publicly traded truckload carrier. There is very little overlap between customer accounts and with 15,000 trucks we will be better able to serve a larger number of customers. This is a great accomplishment and of a magnitude that M.S. Carriers could not have made on its own. I'm asking that each of you stay on board and work with me to continually strengthen our team.

                                         Your friend,


                                         /s/ Mike Starnes
                                         Mike Starnes



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

2. Communication to drivers and owner-operators of M.S. Carriers with frequently asked questions and answers on December 12, 2000.


Today's Most Frequently Asked
Questions & Answers With Mike Starnes
Tuesday, December 12, 2000

As you can imagine, the phones have been busy around here today after we announced last night that M.S. Carriers and Swift approved an agreement to merge the two companies.

Here are today's most frequently asked questions and answers:

Q. What about my pay package? Will it change?

A. Your pay package with the new company will not change. Many of you know that Swift's package is not quite as good as ours but you will not be dropped back to meet theirs. You will stay at your current pay package.


Q. What about my truck? Swift's trucks are governed lower. Will mine be cut back?

A. No. All M.S. Carriers trucks will stay governed at 65 mph and will not be cut back.


Q. What will happen to the Circle of Excellence and other awards programs?

A. We value those programs and from your comments, you obviously value them too. That's why we will continue the Circle of Excellence awards and other such valuable programs...to recognize you for the great job you do for the company.


Q. Are Owner Operators still needed and wanted?

A. Yes, you absolutely are needed, now more than ever. This merger is going to do nothing put give all the drivers of both companies more opportunities for more miles. There's a lot of freight out there to be hauled and the new company will definitely get its share so we need you and all the company drivers to stay with us. As I said yesterday, this merger is not built on cost cutting, instant synergies or lay-offs. We need all our drivers performing at their best to make this a success. It simply means more miles for you.

Thanks for your support. It's a new day and we're going to be out there in front, leading the parade with your help.

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